SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LTX-Credence Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.5% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE MAY 15, 2010

(Title of Class of Securities)

225302 AG3

225302 AH 1

(CUSIP Numbers of Class of Securities)

Joseph A. Hedal

Vice President and General Counsel

LTX-Credence Corporation

825 University Avenue

Norwood, Massachusetts 02062

(781) 461-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

David E. Redlick Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Stuart R. Nayman Wilmer Cutler Pickering Hale and Dorr LLP 399 Park Avenue New York, NY 10022 (212) 230-8800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$31,628,392.50	$1,764.86

*  For the purpose of calculating the filing fee only, this amount assumes the exchange of the entire outstanding principal amount of 3.5% Convertible Senior Subordinated Notes due May 15, 2010 of LTX-Credence Corporation (the “Old Notes”) for, pursuant to the terms of the exchange offer, a combination of (i) newly issued 3.5% Convertible Senior Subordinated Notes due May 15, 2011 of LTX-Credence Corporation (the “New Notes”) and (ii) cash. The portion of the Old Notes to be acquired in exchange for New Notes is valued at the book value of such Old Notes as of April 21, 2009.

** The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .00005580.

☐        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by LTX-Credence Corporation, a Massachusetts corporation (“LTX-Credence” or the “Company”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended, in connection with an offer (the “Exchange Offer”) by LTX-Credence to exchange, for each $1,000 principal amount of the Company’s 3.5% Convertible Senior Subordinated Notes due May 15, 2010 (the “Old Notes”): (i) LTX-Credence’s 3.5% Convertible Senior Subordinated Notes due May 15, 2011 (the “New Notes”) in the principal amount of $750; (ii) a cash payment equal to $199.6875 (the “Note Exchange Payment”); and (iii) a cash payment equal to the accrued and unpaid interest thereon to, but excluding, the settlement date, (the “Interest Exchange Payment”) and which amount is expected to be approximately $1.0694, assuming the settlement date is May 26, 2009. LTX-Credence is seeking to exchange any and all outstanding Old Notes in the Exchange Offer.

The Exchange Offer shall commence on April 22, 2009 and shall expire at 5:00 p.m., New York City time, on May 20, 2009, unless extended or earlier terminated by the Company.

The Exchange Offer is made upon the terms and subject to the conditions described in the offering circular dated April 22, 2009 (as may be amended or supplemented from time to time, the “Offering Circular”), and the accompanying letter of transmittal (the “Letter of Transmittal”). The Offering Circular and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto.

The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended, and is contingent upon satisfaction or waiver of certain customary conditions.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Information set forth in the Offering Circular is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offering Circular in the sections entitled “Summary” and “Questions and Answers about the Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is LTX-Credence Corporation. The address of the Company’s principal executive offices is 1355 California Circle, Milpitas, California 95035. The Company’s telephone number is (408) 635-4000.

(b) The subject class of securities is the Company’s 3.5% Convertible Senior Subordinated Notes due May 15, 2010. As of April 21, 2009, the aggregate principal amount of Old Notes outstanding was $33,304,000.

(c) The Old Notes are not listed on any national securities exchange. To the knowledge of the Company, there is no established trading market for the Old Notes except for limited or sporadic quotations.

Item 3.	Identity and Background of Filing Person.

(a) The filing person and issuer is LTX-Credence Corporation, with its principal executive offices located at 1355 California Circle, Milpitas, California 95035, telephone number (408) 635-4000.

As required by General Instruction C to Schedule TO, the following persons are the directors and executive officers of LTX-Credence. No single person or group of persons controls LTX-Credence.

Name	Position
Roger W. Blethen	Director and Chairman of the Board of Directors
Mark S. Ain	Director
Lori Holland	Director
Stephen M. Jennings	Director
Roger J. Maggs	Director
Bruce R. Wright	Director
Ping Yang, Ph.D.	Director
David G. Tacelli	Director, Chief Executive Officer and President
Mark J. Gallenberger	Vice President, Chief Financial Officer and Treasurer
Bruce R. MacDonald	Vice President Marketing
Peter S. Rood	Vice President Product Development

The business address and telephone number of each director and executive officer is: c/o LTX-Credence Corporation, 1355 California Circle, Milpitas, California 95035, telephone number (781) 461-1000.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offering Circular in the sections entitled “Summary,” “Questions and Answers About the Exchange Offer,” “Terms of the Exchange Offer,” “Description of New Notes,” “Description of LTX-Credence Capital Stock” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b) To LTX-Credence’s knowledge based on reasonable inquiry, no Old Notes are owned by any officer, director or affiliate of LTX-Credence. Accordingly, no Old Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Agreements Relating to the Company’s Common Stock

The Company entered into the following agreements relating to shares of its common stock (each of which is filed as an exhibit to this Schedule TO): (a) Rights Agreement, dated as of April 30, 1999, between the Company and BankBoston, N.A., as rights agent; (b) Amendment to Rights Agreement, dated as of February 14, 2003, between the Company and EquiServe Trust Company, N.A. (as successor Rights Agent to BankBoston, N.A.), as rights agent; (c) Amendment No. 2 to Rights Agreement, dated as of January 27, 2004, between the Company and EquiServe Trust Company, N.A., as rights agent; (d) Amendment No. 3 to Rights Agreement, dated as of March 7, 2008, between the Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A.), as rights agent; and (e) Amendment No. 4 to Rights Agreement, dated as of June 20, 2008, between the Company and Computershare Trust Company, N.A., as rights agent.

Indenture Relating to the Old Notes

The Company and/or Credence Systems Corporation, a former subsidiary of the Company (“Credence”) that merged with and into the Company in January 2009 with the Company surviving the merger, entered into the following agreements relating to the Old Notes (each of which is filed as an exhibit to this Schedule TO): (a) Indenture, dated as of December 20, 2006, between Credence and The Bank of New York, as Trustee; (b) Supplemental Indenture, dated as of August 29, 2008, among the Company, Credence and The Bank of New York Mellon Trust Company, N.A. and (c) Second Supplemental Indenture, dated as of January 30, 2009, among the Company, Credence and The Bank of New York Mellon Trust Company, N.A.

Agreements relating to the New Notes

The Company entered into an Indenture, dated as of March 27, 2009, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the Company’s 3.5% Convertible Senior Subordinated Notes due May 15, 2011 (which is filed as an exhibit to this Schedule TO).

Subject to the terms and conditions of the Exchange Offer, on the settlement date of the Exchange Offer the Company will enter into an Indenture with The Bank of New York Mellon Trust Company, N.A., relating to the New Notes (the form of which is filed as an exhibit to the Schedule TO).

The Company entered into an agreement (which is filed as an exhibit to this Schedule TO) with Tradewinds Global Investors, LLC, an investment advisor (“Tradewinds”), dated as of April 22, 2009, which provides, among other things, that Tradewinds will instruct, and use its commercially reasonable efforts to cause, all of its client accounts to irrevocably tender pursuant to the Exchange Offer all Old Notes beneficially owned by such client accounts in accordance with the terms and conditions of the Exchange Offer as set forth in the Offering Circular.

Other Information

The information set forth in the Offering Circular in the sections entitled “Terms of the Exchange Offer,” “Exchange Agent” and “Interests of Directors and Executive Officers,” and in the related Letter of Transmittal, is incorporated herein by reference in response to this item.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offering Circular in the sections entitled “Summary—Purpose of the Exchange Offer,” “Questions and Answers About the Exchange Offer—Why is LTX-Credence making the exchange offer?” and “Terms of the Exchange Offer—Purpose of the Exchange Offer” is incorporated herein by reference.

(b) The Company will retire and cancel all Old Notes acquired pursuant to the Exchange Offer.

(c) The information set forth in the Offering Circular in the section entitled “Capitalization” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offering Circular in the sections entitled “Summary—Sources of Payment of the Cash Portion of the Exchange Offer Consideration,” “Questions and Answers About the Exchange Offer—How will LTX-Credence fund the cash portion of the exchange offer consideration?” and “Exchange Agent” is incorporated herein by reference.

(b) The information set forth in the Offering Circular in the sections entitled “Summary—Sources of Payment of the Cash Portion of the Exchange Offer Consideration” and “Questions and Answers About the Exchange Offer—How will LTX-Credence fund the cash portion of the exchange offer consideration?” is incorporated herein by reference.

(d) The information set forth in the Offering Circular in the sections entitled “Summary—Sources of Payment of the Exchange Offer Consideration” and “Questions and Answers About the Exchange Offer—How will LTX-Credence fund the cash portion of the exchange offer consideration?” is incorporated herein by reference.

Item 8.	Interest in the Securities of the Subject Company.

(a) The information set forth in the Offering Circular in the section entitled “Interests of Directors and Executive Officers” is incorporated by reference herein.

(b) The information set forth in the Offering Circular in the section entitled “Transactions in Old Notes” is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offering Circular in the section entitled “Exchange Agent” is incorporated herein by reference. Neither the Company nor the exchange agent is making any recommendation as to whether holders of Old Notes should tender such Old Notes for exchange in the Exchange Offer.

Item 10.	Financial Statements.

(a)     1. The information set forth in the Offering Circular in the sections entitled “Available Information,” “Selected Financial Data” and “Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

2. The information, including the financial statements, set forth under Item 8, Financial Statements and Supplementary Data in LTX-Credence’s Annual Report on Form 10-K for the fiscal year ended July 31, 2008 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

3. The information in the unaudited consolidated financial statements of the Company set forth in the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended each of October 31, 2008 and January 31, 2009 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

4. At January 31, 2009, the book value per share of the Company’s common stock was approximately $1.10.

(b) The information set forth in the Offering Circular in the section entitled “Capitalization” is incorporated herein by reference.

Item 11.	Additional Information.

(a) The information set forth in the Offering Circular in the section entitled “Terms of the Exchange Offer—Conditions of the Exchange Offer” is incorporated herein by reference.

(b) None.

Item 12.	Exhibits.

The following are attached as exhibits to this Schedule TO:

(a)(1)(i)	Offering Circular, dated April 22, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)	Press Release, dated April 22, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2009).

(b)(1)	Loan and Security Agreement dated as of December 7, 2006 between the Company and Silicon Valley Bank (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2007).

(b)(2)	First Loan Modification Agreement, dated as of February 25, 2009, between the Company and Silicon Valley Bank.*

(b)(3)	Second Loan Modification Agreement, dated as of March 27, 2009, between the Company and Silicon Valley Bank.*

(b)(4)	Third Loan Modification Agreement, dated as of April 22, 2009, between the Company and Silicon Valley Bank (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 22, 2009).

(d)(1)	Rights Agreement, dated as of April 30, 1999, between the Company and BankBoston, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 3, 1999).

(d)(2)	Amendment to Rights Agreement, dated as of February 14, 2003, between the Company and EquiServe Trust Company, N.A. (as successor Rights Agent to BankBoston, N.A.), as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 14, 2003).

(d)(3)	Amendment No. 2 to Rights Agreement, dated as of January 27, 2004, between the Company and EquiServe Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 28, 2004).

(d)(4)	Amendment No. 3 to Rights Agreement, dated as of March 7, 2008, between the Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A.), as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008).

(d)(5)	Amendment No. 4 to Rights Agreement, dated as of June 20, 2008, between the Company and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 23, 2008).

(d)(6)	Indenture, dated as of December 20, 2006, between Credence Systems Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Credence System Corporation’s Current Report on Form 8-K filed on December 21, 2006).

(d)(7)	Supplemental Indenture, dated as of August 29, 2008, among the Company, Credence Systems Corporation and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 2, 2008).

(d)(8)	Second Supplemental Indenture, dated as of January 30, 2009, among the Company, Credence and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on February 5, 2009).

(d)(9)	Indenture, dated as of March 27, 2009, between the Company, Credence and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 27, 2009).

(d)(10)	Form of Indenture between the Company and The Bank of New York Mellon Trust Company, N.A. relating to the New Notes.*

(d)(11)	Agreement, dated as of April 22, 2009, between the Company and Tradewinds Global Investors, LLC (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 22, 2009).

(g)	None.

(h)	None.

* Filed herewith

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LTX-CREDENCE CORPORATION

By:	/s/ David G. Tacelli
Name:	David G. Tacelli
Title:	Chief Executive Officer and President

Date: April 22, 2009

EXHIBIT INDEX

(a)(1)(i)	Offering Circular, dated April 22, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)	Press Release, dated April 22, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2009).

(b)(1)	Loan and Security Agreement dated as of December 7, 2006 between the Company and Silicon Valley Bank (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2007).

(b)(2)	First Loan Modification Agreement, dated as of February 25, 2009, between the Company and Silicon Valley Bank.*

(b)(3)	Second Loan Modification Agreement, dated as of March 27, 2009, between the Company and Silicon Valley Bank.*

(b)(4)	Third Loan Modification Agreement, dated as of April 22, 2009, between the Company and Silicon Valley Bank (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 22, 2009).

(d)(1)	Rights Agreement, dated as of April 30, 1999, between the Company and BankBoston, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 3, 1999).

(d)(2)	Amendment to Rights Agreement, dated as of February 14, 2003, between the Company and EquiServe Trust Company, N.A. (as successor Rights Agent to BankBoston, N.A.), as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 14, 2003).

(d)(3)	Amendment No. 2 to Rights Agreement, dated as of January 27, 2004, between the Company and EquiServe Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 28, 2004).

(d)(4)	Amendment No. 3 to Rights Agreement, dated as of March 7, 2008, between the Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A.), as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008).

(d)(5)	Amendment No. 4 to Rights Agreement, dated as of June 20, 2008, between the Company and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 23, 2008).

(d)(6)	Indenture, dated as of December 20, 2006, between Credence Systems Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Credence System Corporation’s Current Report on Form 8-K filed on December 21, 2006).

(d)(7)	Supplemental Indenture, dated as of August 29, 2008, among the Company, Credence Systems Corporation and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 2, 2008).

(d)(8)	Second Supplemental Indenture, dated as of January 30, 2009, among the Company, Credence and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on February 5, 2009).

(d)(9)	Indenture, dated as of March 27, 2009, between the Company, Credence and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 27, 2009).

(d)(10)	Form of Indenture between the Company and The Bank of New York Mellon Trust Company, N.A. relating to the New Notes.*

(d)(11)	Agreement, dated as of April 22, 2009, between the Company and Tradewinds Global Investors, LLC (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 22, 2009).

(g)	None.

(h)	None.

*	Filed herewith